

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

<u>Via U.S. Mail</u>
Mr. Oliver Xing
President
CN Resources Inc.
c/o National Registered Agents Inc.
1000 East Williams Street, Suite 204
Carson City, NV 89701

> **Re: CN Resources Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-167804**
> **Filed June 25, 2010**

Dear Mr. Xing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your registration statement contains two prospectuses. To the extent you revise disclosure in one section in response to these comments, make corresponding changes to all relevant portions of your documents.

2.   Rule 419(a)(2) defines a blank check company as a company that is issuing penny stock and is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Section II.A. of Release No. 33-6932 (April 13, 1992).

Your disclosure indicates that you are a development stage company that is issuing penny stock. Your only asset is $15,200 in cash. You have no revenues, no operations, no mineral properties, no experience in mineral exploration, no full-time employees, no geological consultants, and no separate office space. Furthermore, we note that the company lacks a specific plan of operations for the next twelve months. The company's plan to secure an unidentified property, possibly in Nevada, for between $45,000 and $150,000 and to incur consulting fees not to exceed $50,000 in the next 12 months is vague and unspecific. In this regard, we note your statements on pages 22 and 58 that you "cannot be more specific."

In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus.

Summary of our Offering, page 7

3.   Supply the basis for your statement that you "are a natural resource company," given the factors identified in comment 1, above. In addition, clarify which specific natural resources you are referring to, or make clear that you are simply referring to natural resources generally.

4.   With respect to your statement that you are "currently looking for properties worthy of exploration," disclose in detail the specific steps you have taken to date to locate a suitable property and the specific amounts spent in conducting each such step.

5.   Explain how you are determining whether such properties are "worthy of exploration," as it appears from your disclosure that none of your officers or directors has any experience evaluating mineral properties, and you have not retained a geological consultant.

Risk Factors, page 8

General

6.   We note you intend to obtain one mineral property "most likely . . . in Nevada." Add an appropriate risk factor addressing the fact that your officers and directors are located in Toronto, Canada.

7.   Many of your risk factors assume that you have already obtained an interest in a mineral property. For example, we note risk factors 2, 6, 7, 9, and 13. Revise each relevant risk factor in light of the fact that you currently have no properties.

Use of Proceeds, page 14

8.   In light of the fact that nobody at your company has any experience in the mineral exploration field, please explain how you arrived at the specific items and amounts in your use of proceeds table.

9.   We note that you will reimburse Mr. Xing with offering proceeds for any "offering expenses" that he advances. You state at pages 37 and 73 that Mr. Xing has advanced $15,370 for "some of [y]our incorporation needs." Please disclose what portion of this amount you have classified as reimbursable "offering expenses." In addition, clearly disclose the amount of offering proceeds that Mr. Xing will receive.

10.   You state that you have allocated $50,000 to retain a geological consultant. Please explain why this is not included in your use of proceeds table or revise.

Plan of Distribution, page 18

11.   Please clarify your statement, "we intend to sell our shares in outside the United States."

12.   Please clarify that the selling shareholders are your officers and directors.

Management's Discussion and Analysis or Plan of Operation, page 21

13.   With respect to the one property that you intend to secure, discuss the differences between a property you would acquire for $45,000 and a property that you would acquire for $150,000, including approximate acreage and other material specifications.

14.   The third and fourth sentences of paragraph 3 on page 22 do not correspond to the rest of the paragraph and appear to have been copied from your disclosure at page 25. Revise.

15.   Discuss the estimated costs of conducting feasibility studies

16.   You state at page 23 that if you do not have enough money to complete exploration, you will cease operations until you raise more money, or you will cease operations entirely. You state, "If we cease operations, we don't know what we will do and we don't have any plans to do anything." Given your lack of experience, capitalization, and the exceedingly high failure rate of junior exploration companies, disclose whether you have considered or would consider selling your company as an SEC reporting shell in the likely event you cease operations.

Liquidity and Capital Resources, page 23

17.   Please revise to disclose all of the funds you have raised to date from sales of your securities.

Business, page 24

General

18.   You state that you have no plans to change business activities or to combine with another business and that you are not aware of any events or circumstances that might cause you to change your plans. Explain whether the failure or abandonment of your exploration program would be a circumstance that might cause you to consider pursuing such a transaction.

19.   You state that the "breakdown of estimated times and dollars was made by Oliver Xing." Please clarify what breakdown you are referring to.

20.   We note that Mr. Xing "has been associated with other exploration corporations and believes he has sufficient knowledge of exploration to direct our administrative actions." This appears to conflict with disclosure throughout your document regarding your management's inexperience in the exploration field, including at pages 12, 15, 29, 53, and 65. Please provide clear and complete disclosure of any mineral exploration experience on the part of any of your officers and directors. Provide the name of the company, dates of employment, position held, and nature of work performed.

21.   You state, "We may or may not find any mineralized material. We hope we do, but it is impossible to predict the likelihood of such an event." In fact, the probability of such an event is not impossible to predict – it is exceedingly unlikely. Revise.

Competitive Factors, page 26

22.   You have included very similar disclosure under this heading twice on page 26. Please remove this unnecessary duplication.

Mining Claims on State Land, page 28

23.   You state that you will "only be using 'non-intrusive' exploration techniques." Please explain how this is consistent with the drilling described in your "Business" section on page

Management, page 30

Background of Officers and Directors, page 31

24.   With respect to Ontario Solar Energy Corporation, please revise to disclose that this company has similarly not begun operations, as reflected in their most recent registration statement filed July 12, 2010.

25.   Please revise Mr. Xing's biography to include all the information required by Item 401(e) of Regulation S-K. For example, we note that Mr. Xing was formerly the CFO of Canadian blank check company Dragon Capital Corporation until it completed its business combination with a Chinese mining company in 2007.

26.   Please provide enhanced disclosure of Mr. Xing's employment with CRR Capital Markets, Inc. For example, disclose his duties and responsibilities, and explain the significance of an "exempt market dealer."

Executive Compensation, page 32

27.   Provide narrative disclosure to your summary compensation table explaining the $20,000 in other compensation awarded to Mr. Xing.

28.   Revise your statement that you "have not paid any salaries in 2011."

29.   Explain whether you will have "adequate funds" to pay salaries assuming the successful completion of this proposed offering.

30.   It is not clear why you have provided compensation information for 2009 and 2008, as your company was not incorporated until May 2010. Revise.

Principal Stockholders, page 34

31.   Combine the shareholdings of Mr. Xing and Ms. Zheng in the table, and make corresponding revisions throughout the document to the percentages you show as beneficially held by Mr. Xing. Each is considered the beneficial owner of the shares beneficially held by his or her spouse.

32.   In addition, it is not clear why you have not combined the shares held by Early Bird Capital
        Corporation with those held by Mr. Xing, given that he controls that entity.

Future Sales by Existing Stockholders, page 34

33.   Please disclose the identity of the sole record holder of your common stock and reconcile
        this statement with your descriptions of unregistered sales to several individuals in Item 15.

34.   Revise to indicate that you are a shell company.

Certain Transactions, page 36

35.   Please disclose in this section the May 20, 2010 sale of 1,000,000 shares common stock to
        your vice president.

Financial Statements, page 37

Note 3. Common Stock

36.   We note that "[o]n May 20, the Corporation issued 1,000,000 common shares to an
        unrelated individual for $10,000." Please explain to us whether this "unrelated individual"
        is your vice-president, Dongming Wang, and whether this transaction is the one described
        on page 84 under Item 15(d). We may have further comment.

Dilution, page 54

37.   You state that no dilution will result from the secondary offering because all of the
        applicable shares are currently issued and outstanding. However, this analysis is
        incomplete and fails to account for the fact that the selling shareholders acquired their
        shares at steep discounts to the proposed offering price. For example, Mr. Xing and his
        wife purchased 20,000,000 shares at $0.00001 per share less than three months ago, and
        they are now registering the sale of 4,000,000 of these shares for $0.10 per share, or a
        10,000% increase. Therefore, purchasers of these resold shares will suffer immediate and
        dramatic economic dilution. Provide the disclosure required by Item 506 of Regulation S-
        K.

Selling Shareholders, page 70

38.   Please revise to disclose Mr. Xing as the selling shareholder with respect to the shares held
        by Early Bird Capital Corporation and 1547698 Ontario Limited. You may add footnote
        disclosure of the vehicles in which these securities are held.

39.   The number of shares listed in the selling shareholder table is 500,000 less than the total number of shares being registered for resale. Revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Conrad Lysiak, Esq.
        (509) 747-1770